UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 28, 2015

Commission File No. 001-36738

Navios Maritime Midstream Partners L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

On May 27, 2015, Navios Maritime Midstream Partners L.P. (the “Company”) announced that, subject to market conditions, it intended to launch syndication of a $205 million Term Loan B. The Company intends to use the net proceeds from the Term Loan B: (i) to finance the proposed acquisition of up to two vessels from Navios Maritime Acquisition Corporation (“Navios Maritime Acquisition”), (ii) to refinance existing term indebtedness and (iii) to pay related fees and expenses (the “Transactions”). A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

The Company launched syndication of the Term Loan B on May 28, 2015. In connection with the launch, the Company held a meeting between senior officers of the Company and potential lenders on May 28, 2015 and provided certain information to potential lenders, including the following:

$123.4 million of the $205.0 million Term Loan B is expected to be used to repay the Company’s existing credit facility, $73.0 million is expected to be used to fund the acquisition of C. Dream and Nave Celeste from Navios Maritime Acquisition, $5.0 million is expected to be used to pay fees and expenses and $3.6 million is expected to be cash to the Company’s balance sheet. The total purchase price for the two vessels will be approximately $100 million, which will include Company Subordinated units which will be issued to Navios Maritime Acquisition as part of the consideration, subject to normal closing adjustments.

The Company projects that EBITDA for fiscal year 2015, based on its current fleet of four VLCCs, is expected to be $53.1 million, and for fiscal year 2015, pro forma for a fleet of six VLCCs following the Transactions, pro forma projected EBITDA is expected to be $76.2 million. The Company disclosed that pro forma for the Transactions, the average remaining employment term of the Company’s six VLCCs is expected to be 6.0 years, and as a result of the Transactions, the counterparties to the Company’s time charters will be Cosco Dalian, Formosa Petrochemical and SK Shipping. Pro forma for the Transactions, and assuming that C. Dream and Nave Celeste were acquired in the beginning of 2014, the revenue split for the year ended December 31, 2014 would have been 72.3%, 15.6% and 12.1% for Cosco Dalian, Formosa Petrochemical and SK Shipping, respectively.

Pro forma for the Transactions and based on days contracted as of May 2015, the Company’s long-term contracted revenue is currently estimated to be $89.4 million in 2015, $89.6 million in 2016, $86.6 million in 2017, $86.2 million in 2018 and $248.7 million for the period from 2019 to 2026.

The Company disclosed to lenders that as of March 2015 the charter-adjusted asset value of the six vessels expected to be mortgaged was $343.3 million and the charter-free asset value was $296.5 million.

Reconciliations for the non-GAAP EBITDA measures presented above are as follows:

Reconciliation of EBITDA for fiscal year 2015 based on current fleet of four VLCCs:

(Dollars in Millions)
Net Income	$27.8
Depreciation and Amortization	$20.8
Interest Expense and Finance Cost	$4.5

Projected EBITDA	$53.1

Reconciliation of EBITDA for fiscal year 2015 pro forma for a fleet of six VLCCs following the Transactions:

(Dollars in Millions)
Net Income	$39.6
Depreciation and Amortization	$26.8
Interest Expense and Finance Cost	$9.8

Pro forma projected EBITDA	$76.2

The assumptions and estimates underlying the expected and projected financial information presented herein are inherently uncertain and, although considered reasonable by management as of the date of this Current Report, are subject to variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the preliminary financial information. Accordingly, there can be no assurance that the expectations and projections are indicative of our actual performance or that actual results will not differ materially from those presented herein. Management undertakes no obligation to update the expected and projected financial information to reflect events or circumstances after the date of this Current Report or to reflect the occurrence of unanticipated events. Inclusion of the expected and projected financial information in this Current Report should not be regarded as a representation by any person that the results contained in the expected and projected financial information will be achieved. In light of the foregoing, investors are cautioned not to place undue reliance on the expected and projected financial information.

All of the data presented in this Current Report has been prepared by and is the responsibility of the Company’s management. The Company’s auditors have not audited, reviewed, compiled or performed any procedures with respect to the accompanying expected and projected financial information. Accordingly, the Company’s auditors do not express any opinion or other form of assurance with respect thereto.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated May 27, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: May 28, 2015

Exhibit Index

Exhibit No.	Exhibit

99.1	Press Release dated May 27, 2015.